SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: October 31, 2016

List of materials

Documents attached hereto:

i) Press release announcing Murata Manufacturing and Sony Sign Definitive Agreement for the Transfer of Battery Business

October 31, 2016

Murata Manufacturing Co., Ltd.
Sony Corporation

Murata Manufacturing and Sony Sign Definitive Agreement for the Transfer of Battery Business

Murata Manufacturing Co., Ltd. ("Murata") and Sony Corporation ("Sony") today announced that they have signed a binding definitive agreement to transfer the Sony Group's battery business to the Murata Group ("Transfer"). Murata and Sony had previously announced on July 28, 2016 that they had entered into a non-binding memorandum of understanding regarding the Transfer.

From the perspective of each of their portfolio strategies, and in order to increase the competitiveness and ensure the sustained growth of the battery businesses while also continuing to secure appropriate investment to achieve such competitiveness and sustained growth, Murata and Sony determined that it would be mutually beneficial to transfer the technological strengths and business experience Sony has accumulated in the battery business to Murata, and for the business to be operated within the Murata Group.

Under the definitive agreement, Sony will transfer to Murata the battery business conducted by Sony Energy Devices Corporation, Sony's wholly-owned subsidiary in Japan; Sony's battery-related manufacturing operations located in China and Singapore; and assets and personnel assigned to the battery business at the Sony Group's sales and R&D sites in Japan and worldwide. The sales price is approximately 17.5 billion yen. Murata is planning to offer the approximately 8,500 Sony Group employees who are involved in the battery business employment within the Murata Group upon the completion of the Transfer.

Business operations related to consumer sales of Sony-branded USB batteries, alkaline batteries, button and coin batteries, and mobile projectors, as well as certain other products, will not be part of the Transfer.

Murata and Sony are aiming to complete the Transfer by early April 2017, subject to required regulatory approvals and other conditions.

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